311 SOUTH WACKER, SUITE 4200 • CHICAGO, ILLINOIS 60606 • PHONE (312) 697-4600 • FAX (312) 697-0114

Presentation to the Special Committee of The Steak n Shake Company
October 21, 2009

The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us.
Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.

Table of Contents

I.	Executive Summary	4
II.	Valuation of Restaurant Operations	17
III.	Valuation of Joint Venture	25
IV.	Valuation of Marketable Securities and Investment Arms	27
V.	Conclusion	35

Appendix		37
A.	High Yield Analysis	38

Disclaimer

■
The following pages contain materials that are being provided by Duff & Phelps, LLC (“Duff & Phelps”) to the Special Committee of the Board of Directors (the “Special Committee”) of The Steak n Shake Company (“Steak n Shake” or “Buyer” or “Company”) in the context of a meeting of the Special Committee held to consider a proposed transaction involving the potential acquisition of Western Sizzlin Corporation (“WEST”), as described more fully herein. The accompanying material was compiled or prepared on a confidential basis for the sole use of the Special Committee.

■
The information utilized in preparing this presentation was obtained from the Company, WEST, and public sources. Any estimates and projections contained herein have been prepared by the senior management of the Company and WEST and involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Duff & Phelps did not attempt to independently verify such information.

■	These materials are not intended to, and do not, represent an opinion but rather to serve as discussion materials for the Special Committee to review.

■
These materials do not i) address the merits of the underlying business decision of the Special Committee to enter into the Proposed Transaction; ii) constitute a recommendation to Steak n Shake, the Special Committee, the Board of Directors of the Company, (or any other committee thereof), the stockholders of Steak n Shake or WEST, or any other person as to how such person should vote or as to any other specific action that should be taken in connection with the Proposed Transaction (as hereinafter defined); and iii) create any fiduciary duty on Duff & Phelps' part to any party.

■
Because these materials were prepared for use in the context of a presentation to the Special Committee, which is familiar with the business and affairs of WEST, neither the Company, WEST nor Duff & Phelps, nor any of their respective legal or financial advisors, accountants or affiliates take any responsibility for the accuracy or completeness of any of the material if used by persons other than the Special Committee.

■	No selected company or selected transaction used in our analysis is directly comparable to the WEST or the Proposed Transaction.

I.	Executive Summary

Executive Summary

Purpose of Engagement

■
Duff & Phelps has been engaged by the Special Committee to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the public shareholders of the Company (other than Mr. Sardar Biglari, Mr. Philip Cooley and their affiliates and associates) of the consideration to be paid by the Company in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

■
Duff & Phelps understands that the Company, Grill Acquisition Corporation, a direct wholly owned subsidiary of the Company (“Merger Sub”), and Western Sizzlin Corporation (“WEST”) propose to enter into an agreement and plan of merger (the “Agreement”) pursuant to which, among other things, Merger Sub will be merged with and into WEST and that, in connection with the Proposed Transaction, each outstanding share of common stock, par value $0.01 per share, of WEST (the “WEST Common Stock”), shall be converted automatically into the right to receive approximately $8.11 per share in principal amount of debentures issued by the Company ($22,959,000.00 of debentures in the aggregate). Prior to closing the Proposed Transaction, WEST shall declare a dividend to its common stockholders of 1,322,806 shares of common stock of the Company, par value $0.50 per share, which represents all of the shares of the Company beneficially owned by WEST and/or its subsidiaries (the “SNS Distribution”). If the fair market value (“FMV”) per share of the Company is equal to or less than $12.00 for purposes of recognizing federal income tax by WEST as a result of the SNS Distribution, there will be no adjustment to the principal amount of debentures to be issued on account of the SNS Distribution. However, if the FMV per share of the Company as determined for such purposes is greater than $12.00, the aggregate principal amount of debentures issued by the Company will be reduced by the product of thirty-eight percent (38.0%) multiplied by the difference of (A) the amount of income recognized for federal income tax purposes by WEST as a result of the SNS Distribution less (B) the amount of income that would have been recognized for federal income tax purposes by WEST as a result of the SNS Distribution if the FMV per share of the Company were $12.00 per share.

Executive Summary

Summary Terms of the Buyer Debentures

■	Please see the note indenture for its complete terms and conditions, as well as for definitions of capitalized terms that are not defined in this section.

–	Issuer:	The Steak n Shake Company

–	Principal:	$22,959,000

–	Interest Rate:	Fixed interest rate of 14.00% per annum

–	Payment Schedule:	Interest payable in arrears in cash semi-annually; principal and any unpaid interest paid in cash at maturity

–	Maturity:	Five years from issuance

–	Prepayment:	Pre-payable, without penalty, at the option of Steak n Shake after one-year from issuance

–	Ranking:
Restrictions on debt incurrence and restricted payments by the Company and its subsidiaries unless a) no default has occurred and b) the pro forma Fixed Charge Coverage Ratio (“FCCR”) for the last twelve months would be at least 1.3x.

•
Restricted payments: prohibition on dividends; repurchase/retirement of equity interests of the Company (subject to a $2 million basket in any 12-month period); and prepayments of subordinated debt. No additional baskets or carve-outs if ratio is not met.

•
Debt: There are no baskets or carve-outs under this covenant. This means that the Company would not be able to refinance existing debt or draw down on its revolver unless the ratio is met. In addition, there is a flat prohibition on debt that is senior in right of payment to the Buyer Debentures, other than the $50 million “Senior Debt” basket.

–	FCCR:	Per management of the Company, at September 30, 2009, after giving pro forma effect to the Proposed Transaction, the FCCR was 1.84x and EBITDA was $55.3 million.

Executive Summary (continued)

Summary of Due Diligence

■
In connection with these materials, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of these materials included, but were not limited to, the items summarized below:

–
Discussed the operations, financial conditions future prospects and projected operations and performance of the Company and WEST, and regarding the Proposed Transaction with the management of the Company and WEST;

–	Reviewed certain publicly available financial statements and other business and financial information of the Company and WEST, and the industries in which they operate;

–
Reviewed certain internal financial statements and other financial and operating data concerning the Company and WEST, which the Company and WEST have identified as being the most current consolidated financial statements available as of June 30, 2009;

–	Reviewed certain internal unconsolidated financial statements and other financial and operating data concerning WEST as of July 31, 2009 and August 31, 2009;

–	Reviewed certain financial forecasts of the Company prepared by the management of the Company;

–	Reviewed certain financial forecasts of WEST prepared by the management of WEST and adjusted by the management of the Company;

–
Reviewed certain information relating to potential strategic, financial and operational benefits anticipated from the Proposed Transaction (the “Strategic Benefits”) as prepared by WEST and adjusted by the management of the Company;

–
Reviewed a draft of the Agreement dated October 19, 2009, a draft of the Voting Agreement dated October 19, 2009 (the “Voting Agreement”) and a draft of the Company indenture for 14% subordinated debentures due five years after consummation of the Proposed Transaction dated October 19, 2009 (the “Indenture”);

–	Reviewed the historical trading price and trading volume of the Company Common Stock and WEST Common Stock;

–
Compared the financial performance of the Company and WEST and the prices and trading activity of the Company Common Stock and WEST Common Stock with those of certain other publicly traded companies that we deemed relevant;

Executive Summary (continued)

Summary of Due Diligence (continued)

–	Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

–	Conducted such other analyses and considered such other factors as we deemed appropriate.

Executive Summary (continued)

Assumptions, Qualifications and Limiting Conditions

■	In performing its analyses with respect to the Proposed Transaction, Duff & Phelps, with your consent:

–
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

–
Assumed that any estimates, evaluations, forecasts and projections, as well as the Strategic Benefits, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same; and that the Strategic Benefits will be realized at the times and in the amounts projected by WEST as adjusted by the Company;

–	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

–	Assumed that information supplied to Duff & Phelps and representations and warranties made in each of the Agreement, the Indenture and the Voting Agreement are substantially accurate;

–
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction (including the SNS Distribution) will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

–
Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including the terms of the Indenture and whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and

–
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

■
In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

■	Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise).

Executive Summary (continued)

Assumptions, Qualifications and Limiting Conditions (continued)

■	These materials should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice.

■
Duff & Phelps has not been requested to, and did not, a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, b) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or c) advise the Special Committee of the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

■	In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company Common Stock or WEST Common Stock after announcement of the Proposed Transaction.

■	Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

Executive Summary (continued)

Western Sizzlin Corporation – Business Overview

▪
WEST is a holding company whose subsidiaries include Western Sizzlin Franchise Corporation, Western Sizzlin Stores, Inc., Western Investments, Inc., Western Properties, Inc., and Western Mustang Holdings LLC.

Restaurant Operations
▪
The primary business operations of WEST take place through Western Sizzlin Franchise Corporation and Western Sizzlin Store, Inc. These two companies franchise and operate 105 restaurants in 19 states (as illustrated in the graph below.) This includes 99 franchise restaurants, five company-owned restaurants, and one joint venture restaurant. Currently, WEST operates the following concepts: Western Sizzlin, Western Sizzlin Wood Grill, Great American Steak & Buffet, and Quincy Steakhouse.

▪
WEST’s goal is to provide customers with excellent price to value options. The restaurants have two American style offerings. The first is the family style steakhouse and the second is the full line buffet, with traditional home-cooking style offerings.

▪
The average franchise agreement has a 20-year term, with one ten-year renewal option. Franchisees are responsible for selecting the location for their restaurant, and the location is subject to approval from WEST. Franchisees are also required to purchase proprietary products from WEST, but are not required to purchase food from WEST’s suppliers.

Restaurant Locations and Store Counts

Source: WEST Management and SEC filings.

Executive Summary (continued)

Western Sizzlin Corporation – Business Overview (continued)

Western Investments, Inc.
▪
Founded in April 2007, Western Investments, Inc., serves as the general partner of Western Acquisitions LP. Western Acquisitions LP operates as a private investment fund, Mr. Sardar Biglari, CEO of WEST, acts as the portfolio manager to the fund. As of March 31, 2009, Western Investments owned 85.1% of Western Acquisitions LP.

▪
During the third quarter of 2007, WEST contributed cash and its investment in the common stock of Steak n Shake holdings to Western Investments, which was then transferred to Western Acquisitions. As of June 30, 2009, Western Acquisitions owned 1,553,545 shares of Steak n Shake’s common stock (approximately 5.4% ownership).

Western Properties, Inc.
▪
Western Properties, Inc. serves as the general partner of Western Real Estate, LP, which was founded on December 13, 2007. Western Real Estate, LP operates as a private real estate investment fund and currently owns approximately 23 acres of undeveloped land in Bexar County, Texas purchased for $3.7 million in December 2007.

Western Mustang Holdings LLC
▪
On July 9, 2008, WEST acquired a 50.5% controlling interest in Mustang Capital Advisors, LP and a 51.0% controlling interest in its general partner Mustang Capital Management, LLC through Western Mustang Holdings, LLC. The interests were acquired for a purchase price of $1.25 million.

Source: WEST, SEC filings.

Executive Summary (continued)

Western Sizzlin Corporation – Business Overview (continued)

▪	The table below summarizes WEST’s historical revenue, EBITDA and store count.

WEST Historic al Performance Summary Table
($000s)
						LTM
	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	6/30/2009
Total Revenue	$21,707.8	$19,372.1	$17,403.9	$17,257.6	$17,204.7	$17,033.1
Revenue Growth	3.1%	-10.8%	-10.2%	-0.8%	-0.3%	NA

EBITDA	$2,362.7	$2,001.9	$2,126.0	$2,154.6	$1,993.6	$2,040.7
EBITDA Margin	10.9%	10.3%	12.2%	12.5%	11.6%	12.0%

Store Count
Franchised	147	135	123	116	104	99
Company-owned	7	5	5	5	5	5
Joint venture	0	0	1	1	1	1
Total	154	140	129	122	110	105

Note: LTM includes EBITDA from Restaurant Operations only. Source: SEC Filings and internal financial statements.

▪
In the last five fiscal years, approximately 48 franchise stores and 2 company-owned stores have closed. WEST has indicated that the store closures were primarily due to underperformance and poor locations.

▪
WEST expects additional closures of underperforming Western Sizzlin stores, especially stores with revenue less than $1 million. Additionally, WEST intends to open more Wood Grill franchises as this restaurant concept has been more successful than traditional Western Sizzlin stores. WEST also receives a higher royalty rate from its Wood Grill franchises than it does for its Western Sizzlin franchises.

Executive Summary (continued)

Western Sizzlin Corporation – Annotated Stock Chart

Source: Bloomberg, CapitalIQ, SEC Filings.

A.	February 25, 2008 - Western Sizzlin changed its primary listing to NASDAQ from OTCBB.
B.	March 26, 2008 - Western Sizzlin signed a term sheet to acquire a 50.5% stake in Mustang Capital Advisors, LP from John K.H. Linnartz for $1.25 million.
C.
April 16, 2008 - Western Sizzlin reported financial results for the full year ended December 31, 2007. For the period, WEST reported net loss of $243,629 or $0.13 per basic and diluted share on total revenues of $17,257,613 against net income of $274,339 or $0.23 per basic and diluted share on total revenues of $17,403,940 for the same period a year ago.

D.	May 13, 2008 - Western Sizzlin completed the tender offer of 0.87 million shares of ITEX Corporation for $0.94 million.
E.	June 24, 2008 - The Board of Directors of Western Sizzlin approved a stock repurchase program providing for the repurchase of up to 500,000 shares of WEST’s common stock.
F.	October 17, 2008 - Western Sizzlin announced that it has terminated its exchange offer for up to 680,500 shares of Jack in the Box Inc. as result of a regulatory compliance condition.
G.	August 10, 2009 - Western Sizzlin and Steak n Shake announced a Letter of Intent relating to the Proposed Transaction.

Executive Summary (continued)

Western Sizzlin Corporation Stock Price and Volume

▪
WEST’s share price has increased substantially since March 2009. The share price reached a 52-week low of $6.40 on March 4, 2009 and then increased to a 52-week high of $16.19 on May 4, 2009 before ending at $13.91 on October 21, 2009.

▪	WEST’s shares are thinly traded:
–	A median of 924 shares were exchanged per trading day (i.e. 0.03% of total shares) over the last 180 days as of October 21, 2009.
–	A median of 3,880 shares were exchanged per trading day (i.e. 0.14% of total shares) over the last 90 days as of October 21, 2009.
–	Since the announcement of the Proposed Transaction, WEST’s stock has traded more frequently with a median of 516 shares traded over the last 30 days as of October 21, 2009.

Source: Bloomberg.

Executive Summary (continued)

The enterprise value range of WEST’s restaurant operations is $10.2 million to $12.2 million, which represents a multiple of LTM EBITDA of 5.0x to 6.0x.

As shown in the table on the right, we conclude that the range of stock prices for WEST is   $10.50 to $11.60 per share excluding synergies and $12.50 to $14.10 per share including synergies.

Excluding the market value of Steak n Shake shares held by WEST and the tax liability on the gain on distribution of Steak n Shake shares, the aggregate equity value range for WEST is $20.8 million to $24.9 million, with a share price range of $7.30 to $8.80 per share including synergies.

Summary Conclusion

Equity Valuation Summary
($000s)	Indicative Value Range
Discounted Cash Flow Analysis	$11,200	$11,700	$12,900
Selected Public Company Analysis	9,200	10,300	11,400

Enterprise Value Range of Restaurant Operations	$10,200	$11,000	$12,200

Plus: Present Value of Proceeds from Joint Venture Payout	433	433	433
Plus: Marketable Securities	1,166	1,166	1,166
Plus: Value of Western Properties, Inc.	3,830	4,310	4,790
Plus: Net Asset Value of Western Investments, Inc.	14,994	14,994	14,994
Plus: Net Asset Value of Western Mustang Holdings LLC	545	660	775
Plus: Cash [1]	1,241	1,241	1,241
Plus: Notes Receivable [1]	628	628	628
Plus: PV of Tax Benefit of Amortization	-	189	377
Plus: PV of NOL Tax Benefit	254	260	267
Less: Potential Tax Liability Exposure [2]	-	(200)	(400)
Less: Total Debt [1]	(3,074)	(3,074)	(3,074)
Less: Linnartz Purchase Obligation [3]	(479)	(479)	(479)

Aggregate Equity Value (rounded)	$29,700	$31,100	$32,900

Shares Outstanding (in 000s as of 10.21.2009) [4]		2,838

Equity Value per Share	$10.50	$11.00	$11.60
Value of Synergies	5,800	6,500	7,200
Value of Synergies per Share	$2.04	$2.29	$2.54
Equity Value (plus Synergies) per Share	$12.50	$13.30	$14.10
Proposed Transaction Structure
Aggregate Equity Value (plus Synergies)	$35,500	$37,600	$40,100
Less: Equity Value of Steak n Shake Shares [5]	(14,736)	(14,736)	(14,736)
Less: Tax Liability on Gain on Distribution of Steak n Shake Shares [6]	-	(248)	(496)
Aggregate Equity Value (plus Synergies) excluding Steak n Shake (rounded)	$20,800	$22,600	$24,900

Equity Value (plus Synergies) per Share excluding Steak n Shake	$7.30	$8.00	$8.80

[1]	Balance as of 6.30.2009 per WEST SEC filings.
[2]	Potential exposure results from an understatement of tax liability because previous 382 limitations were not properly considered when the tax returns were filed.
[3]	Represents the cash portion of the Linnartz Purchase Obligation that was created from the acquisition of 50.5% interest in Mustang Capital Advisors, LP and is a liability of WEST.
[4]	Fully diluted shares outstanding as of 10.21.2009.
[5]	Reflects 1,322,806 shares of Steak n Shake common stock at a share price of $11.14 as of 10.21.2009.
[6]	Represents WEST's tax liability on distribution of Steak n Shake shares up to a share price of $12.00 per share.

II.     Valuation of Restaurant Operations

Discounted Cash Flow Analysis

Discounted Cash Flow Analysis Overview
▪	Duff & Phelps performed a discounted cash flow analysis of the projected free cash flows of the restaurant operations of the WEST.
–	Free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders.
–
The projected free cash flows are discounted to the present using a discount rate which reflects the relative risk associated with these cash flows. The discount rate is equivalent to the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

–
Beyond the projection period, Duff & Phelps estimated the “terminal value” of the restaurant operations of WEST by utilizing a commonly-used perpetuity formula. This terminal value is equivalent to the present value of all cash flows beyond the projection period.

Discounted Cash Flow Analysis Applied to the Restaurant Operations of WEST
▪	The Company provided Duff & Phelps with a forecast for the years ending December 31, 2009 through 2014.
▪	Terminal value is calculated by applying a commonly accepted perpetuity formula.
▪	Based on projections from WEST, Duff & Phelps estimated a normalized level of capital expenditures for the restaurant operations to be approximately 0.2% of annual revenue per year.
▪	Duff & Phelps discounted the resulting free cash flows and terminal value using a weighted average cost of capital range of 14.5% to 16.5%.

Discounted Cash Flow Analysis (continued)

Discounted Cash Flow Summary

▪	The discounted cash flow analysis results in an estimated enterprise value range of $11.2 million to $12.9 million.

Discounted Cash Flow Analysis
($000s)

	YTD 6.30.09	LTM [1]	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	CAGR
Total Revenue	$8,566	$17,033	$17,012	$17,730	$18,243	$18,672	$19,167	$19,669	$20,185	$20,715	$21,258	$21,816	2.4%
Growth	-2.0%	N/A	-1.1%	4.2%	2.9%	2.4%	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
EBITDA	1,291	2,041	2,136	2,227	2,291	2,345	2,407	2,470	2,535	2,601	2,670	2,740	6.6%
EBITDA Margin	15.1%	12.0%	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%

			6 months
Earnings Before Interest Taxes			$658	$1,842	$1,901	$1,950	$2,382	$2,440	$2,500	$2,566	$2,634	$2,703
Pro Forma Cash Taxes @ 38.0%			(250)	(700)	(722)	(741)	(905)	(927)	(950)	(975)	(1,001)	(1,027)
Net Operating Profit After Tax			408	1,142	1,179	1,209	1,477	1,513	1,550	1,591	1,633	1,676
Depreciation			188	385	390	395	25	30	35	35	36	36
Capital Expenditures			(30)	(35)	(35)	(35)	(35)	(35)	(36)	(37)	(38)	(39)
(Increase) Decrease in Working Capital			236	(38)	(34)	(46)	(61)	(17)	(10)	(11)	(11)	(11)
Free Cash Flow			802	1,454	1,500	1,523	1,406	1,491	1,539	1,579	1,620	1,663

Weighted Average Cost of Capital			16.50%	15.50%	14.50%
Concluded Enterprise Value Range			$11,200	$11,700	$12,900

[1]	LTM as of 6/30/2009.

Selected Public Company / M&A Transaction Analysis

Selected Public Company Analysis — Methodology
▪
Duff & Phelps reviewed the current trading multiples of eight publicly traded casual dining restaurants determined to be relevant to its analysis. Duff & Phelps analyzed the LTM and projected EBITDA for each of the publicly traded companies. Duff & Phelps then analyzed the peer group’s trading multiples of enterprise value to their respective EBITDA and revenue. Enterprise value is calculated as the sum of the equity capitalization (shares outstanding multiplied by the current stock price) and net indebtedness.

▪
We selected the following seven publicly traded restaurant companies: Famous Dave’s of America Inc., Frish’s Restaurants Inc., Luby’s Inc., Mexican Restaurants Inc., Nathan’s Famous Inc., O’Charley’s Inc., and Star Buffet Inc.

Selected M&A Transaction Analysis — Methodology
▪
Duff & Phelps selected merger and acquisition transactions involving target companies that Duff & Phelps determined to be relevant to its analysis. Duff & Phelps computed the LTM EBITDA for each of the target companies (where publicly disclosed). Duff & Phelps then calculated the implied enterprise value for each transaction to the target’s respective EBITDA and revenue.

▪	Duff & Phelps selected 18 precedent transactions.

Selected Public Company / M&A Transaction Analysis (continued)

SELECTED PUBLIC COMPANY ANALYSIS	October 21, 2009
($ in millions)

Company Information				EBITDA Growth				EBITDA Margin			Enterprise Value as a Multiple of
Company Name	Stock Price on 10/21/09	% of 52-Wk High	EV	3- Yr CAGR	LTM	2009	2010	LTM	2009	2010	LTM EBITDA		2009 EBITDA		2010 EBITDA		LTM Revenue
Famous Dave's of America Inc.	$6.53	94.9%	$82	4.2%	-11.1%	3.4%	5.7%	11.3%	11.2%	11.7%	5.2	x	5.3	x	5.1	x	0.59	x
Frisch's Restaurants Inc.	25.50	80.1	157	0.5	-0.1	NA	NA	9.8	NA	NA	5.4		NA		NA		0.53
Luby's Inc.	3.65	61.6	90	-44.7	-65.9	NA	NA	1.9	NA	NA	16.5		NA		NA		0.31
Mexican Restaurants Inc.	2.25	56.3	10	-19.8	-18.0	NA	NA	4.5	NA	NA	2.8		NA		NA		0.13
Nathan's Famous Inc.	14.46	91.8	51	14.5	6.4	NA	NA	15.7	NA	NA	6.8		NA		NA		1.06
O'Charley's Inc.	9.20	81.3	321	-7.6	-6.4	19.6	-1.7	7.7	8.5	8.4	4.6		4.3		4.4		0.35
Star Buffet Inc.	3.15	73.3	20	4.1	NM	NA	NA	6.2	NA	NA	3.7		NA		NA		0.23

Western Sizzlin Corp. [1]	13.91	85.9

	Mean	77.0%	$105	-7.0%	-15.9%	11.5%	2.0%	8.1%	9.8%	10.1%	6.4	x	4.8	x	4.7	x	0.46	x
	Median	80.1%	$82	0.5%	-8.7%	11.5%	2.0%	7.7%	9.8%	10.1%	5.2	x	4.8	x	4.7	x	0.35	x

LTM = Latest Twelve Months
CAGR = Compounded Annual Growth Rate
Enterprise Value = (Market Value of Equity + Intrisic Value of Management Options + Total Debt + Preferred Stock + Capitalized Rent Expense) - (Cash + Non-Operating Assets)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Source: Bloomberg, Capital IQ, SEC filings

Selected Public Company / M&A Transaction Analysis (continued)

SELECTED TRANSACTION ANALYSIS
($ in millions)

Announced	Target Name	Target Business Description	Acquirer Name	Enterprise Value		LTM Revenue			LTM EBITDA	EBITDA Margin	LTM EBITDA Growth	EV / Revenue		EV / EBITDA		Control Premium

10/14/2009	Rubio's Restaurants Inc.[1]	Operates a chain of Mexican restaurants in the United States	Levine Leichtman Capital Partners		$73.0		$187.0		$12.9	6.9%	33.4%	0.39	x	5.7	x	30.7%

6/9/2009	Cajun Operating Co. (d/b/a Church's Chicken)	One of the largest quick-service chicken concepts with 1,600 locations worldwide	Friedman Fleischer & Lowe, LLC		$400.0		$287.0		$52.0	18.1%	NA	1.39	x	7.7	x	NA

5/18/2009	Kona Grill Inc.	Operates upscale casual dining restaurants under the name Kona Grill	Mill Road Capital; Mill Road Capital I, L.P.		$34.4		$77.2		$2.5	3.2%	-54.5%	0.45	x	13.8	x	100.9%

11/3/2008	Pizza Hut of America, Inc., 191 Pizza Hut Units	191 Pizza Hut units located in Florida, Iowa, Missouri and Georgia	NPC International, Inc.		$52.1		$177.3		NA	NA	NA	0.29	x	NA		NA

8/5/2008	BUCA, Inc.	Engages in the development, ownership, and operation of Italian 89 restaurants in 25 states under the name Buca di Beppo	Planet Hollywood International Inc.		$28.8		$238.6		$2.7	1.1%	-52.7%	0.12	x	10.8	x	40.6%

4/23/2008	Wendy's International Inc.	Engages in the operation of quick-service restaurants	Triarc Companies Inc. (nka:Wendy's/Arby's Group, Inc.)		$2,718.9		$2,442.3		$295.5	12.1%	47.5%	1.11	x	9.2	x	8.6%

7/15/2007	Applebee's International, Inc.	Franchises and operates casual dining restaurants under the name Applebee's Neighborhood Grill & Bar	IHOP Corp. (nka:DineEquity, Inc.)		$2,040.3		$1,345.1		$208.7	15.5%	-6.5%	1.52	x	9.8	x	4.6%

6/17/2007	Friendly Ice Cream Corp.	Operates casual dining restaurants and manufactures and sells ice cream deserts through retail and institutional locations	Sun Capital Partners, Inc.		$338.6		$528.4		$41.4	7.8%	12.4%	0.64	x	8.2	x	8.9%

5/31/2007	Champps Entertainment Inc.	Operates/franchises casual dining restaurants under the names Champps Americana and Champps Restaurant	Fox & Hound Restaurant Group		$74.8		$203.0		$11.2	5.5%	-33.0%	0.37	x	6.7	x	17.6%

5/17/2007	Spectra Group of Great Restaurants Inc.	Operates as a multi-concept restaurant primarily in Canada	Madison Pacific Properties Inc.	CAD	27.9	CAD	38.0	CAD	2.3	6.1%	5.0%	0.73	x	12.1	x	69.3%

2/26/2007	The Smith & Wollensky Restaurant Group, Inc.	Owns and operates upscale restaurants	Bunker Hill Capital		$98.5		$125.9		$7.0	5.5%	112.7%	0.78	x	14.2	x	34.1%

12/1/2006	Elephant & Castle Group Inc.	Engages in the ownership of pub and casual dining restaurants	Repechage Restaurant Group, Ltd.		$46.6		$35.2		$3.6	10.2%	71.5%	1.32	x	13.0	x	99.6%

11/22/2006	Sbarro Inc.	Operates Italian quick service and shopping mall-focus restaurants	MidOcean Partners		$661.1		$354.1		$56.3	15.9%	22.9%	1.87	x	11.7	x	NA

11/5/2006	OSI Restaurant Partners, LLC	Owns casual dining restaurants such as Outback Steakhouse, Carrabba's Italian Grill, Bonefish Grill and Cheeseburger in Paradise	Bain Capital, LLC; Catterton Partners		$3,430.3		$4,015.2		$341.1	8.5%	-0.3%	0.85	x	10.1	x	26.9%

10/30/2006	Logan's Roadhouse, Inc.	Operates and franchises restaurants offering mesquite grilled items	Black Canyon Capital; Bruckmann, Rosser, Sherrill & Co.; Canyon Capital		$671.4		$411.7		$46.5	11.3%	NA	1.63	x	14.4	x	NA

8/24/2006	Back Yard Burgers Inc.	Engages in the operation of quick-service restaurants mainly in the southeastern United States	Cherokee Advisors LLC		$38.0		$45.4		$4.5	9.9%	22.0%	0.84	x	8.4	x	29.2%

8/18/2006	Lone Star Steakhouse & Saloon, Inc.	Engages in the ownership of mid-priced, full service, casual dining restaurants	Lone Star Funds		$565.3		$676.1		$43.0	6.4%	-35.3%	0.84	x	13.1	x	16.1%

7/24/2006	Ryan's Restaurant Group Inc.	Owns and operates restaurants under the Ryan's and Fire Mountain brand names	Buffets, Inc.		$860.8		$822.4		$83.9	10.2%	-21.2%	1.05	x	10.3	x	50.5%

									High	18.1%	112.7%	1.87	x	14.4	x	100.9%
									Low	1.1%	-54.5%	0.12	x	5.7	x	4.6%

									Mean	9.1%	8.3%	0.90	x	10.5	x	38.4%
									Median	8.5%	5.0%	0.84	x	10.3	x	30.0%

1 Transactions have been announced, but have not closed as of October 19, 2009
Source: Capital IQ and company filings

Selected Public Company / M&A Transaction Analysis (continued)

■
None of the companies utilized for comparative purposes in the following analysis are, of course, identical to the restaurant operations of WEST.  Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the restaurant operations of WEST.

■
None of the transactions utilized for comparative purposes in the following analysis are, of course, identical to the Proposed Transaction.  Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected transactions and involves complex considerations and judgments.

Selected Public Company / Transaction Analysis Summary

■	In selecting valuation multiples for the restaurant operations of WEST, we took into consideration a variety of factors including: size, business mix, profitability, growth and business model.

■	Based on the selected multiples presented in the table below, Duff & Phelps estimated an enterprise value range of $9.2 million to $11.4 million.

Selected Public Company / M&A Transaction Analysis - WEST
($000s)

	Enterprise Valuation Multiples						Valuation Summary
					M&A
Metric	Public Company Range		Public Company Median		Transactions Median		Selected Multiple Range	Company Performance	Enterprise Value Range

LTM EBITDA [1]	2.8x - 16.5	x	5.2	x	10.3	x	4.75x - 5.75x	$2,041	$9,694 - $11,734
2009P EBITDA	4.3x - 5.3	x	4.8	x	NA		4.25x - 5.25x	$2,136	$9,080 - $11,216
2010P EBITDA	4.4x - 5.1	x	4.7	x	NA		4.00x - 5.00x	$2,227	$8,906 - $11,133

							Concluded Enterprise Value Range		$9,200 - $11,400

1  LTM as of  6/30/2009.

Synergies

Synergies Summary

■
$1.3 million of annual synergies / cost savings from the Proposed Transaction were provided by WEST. Based on a review of these synergies by the management of the Company and after consideration of further cost savings, projected synergies utilized for purposes of this analysis were approximately $1.1 million annually, plus an estimated $342,000 of additional annual cost savings from food, labor and credit card collection synergies according to Company management.

■	In determining the value of the synergies, we applied a multiple range of 4.0x to 5.0x to projected annual synergies.

■	Duff & Phelps estimated a value range for the synergies of $5.8 million to $7.2 million.

Synergies
($000s)

		Selected Multiple
		Range	Value Range of Synergies

Projected Synergies	$1,438	4.0x - 5.0x	$5,800 - $7,200

III.	Valuation of Joint Venture

Valuation of Joint Venture

Joint Venture Payout:

■	The Operating Agreement of the Great American Partners, LLC joint venture (the “Operating Agreement”), in which WEST has a 50.5% controlling interest, includes a buy/sell agreement ..

■
The buy/sell agreement states that in a change of control, bankruptcy or event causing dissolution, liquidation or termination of the joint venture, or after five years of the opening of the joint venture restaurant, either member may choose to discontinue its business relationship.

■
In valuing the joint venture, we assumed that a change of control transaction would occur on December 31, 2009. We calculated the payout by following the guidelines of the operating agreement which state that the value of the joint venture upon dissolution of the business relationship would be the  total capital contribution of each member plus any principal reduction of indebtedness secured by the land or the building. This value is summarized on the right.

Joint Venture Valuation Summary

■
The payout to WEST on December 31, 2009 includes 50% of the after-tax present value of the capital contributions and the principal reduction of indebtedness secured by the land or the building. The calculation is summarized in the table below.

Joint Venture - Summary
($000s)

Capital Contribution	$600
Principal Paydown	533
1,133
WEST ownership of Joint Venture	50%

Payout attributable to WEST	$566
Taxes on gains from sale	101
Net Payout at December 31, 2009	$465

Present Value of Payout	$433
Source: WEST management.

IV.	Valuation of Marketable Securities & Investment Arms

Valuation of Marketable Securities

As shown in the table on the right, the value of the Marketable Securities held by WEST is $1.2 million.

Summary of Marketable Securities

■	The Marketable Securities held by WEST were valued by marking-to-market the publicly traded equity securities as of October 21, 2009.

■	As WEST owns approximately 10% of the outstanding shares of ITEX common stock, a 10% discount for lack of marketability was applied.

Marketable Securities
($ in thousands except per share amounts)
			Per Share		Discount for	Market Value
		Shares Held	Current Price		Lack of	Post
Holdings	Ticker	6.30.09	10.21.09	Market Value	Marketability	Discounts
Good Times Restaurants	GTIM	570	$1.17	$1	0%	$1
ITEX Corp. [1]	ITEX	1,704,201	$0.75	$1,278	10%	$1,150
Jack in the Box	JACK	101	$19.15	$2	0%	$2
Precision Auto Care	PACI	60,000	$0.22	$13	0%	$13
Total of Equity Positions		1,764,872		$1,294		$1,166

1 Western Sizzlin owns approximately 10% of outstanding ITEX Corp. common stock.

Source: WEST SEC filings, WEST Management and Bloomberg.

Valuation of Western Properties, Inc.

The bullets on the right describe the process used by Duff & Phelps to value the 23 acres of land, held by Western Properties, Inc. in San Antonio Texas.

Summary of Valuation Methodology of Western Properties, Inc.

■
Duff & Phelps appraised the market value of a vacant tract of land located along the east side of I-10, just north of Loop 1604 in San Antonio, Texas. The land consists of approximately 23 gross acres, and based on information provided by WEST, approximately 11 acres are presently developable. The lost acreage is attributable to sloping terrain and flood plain issues. The land is located directly across I-10 from Six Flags Fiesta Texas and the Resort at la Cantera Golf Club development. The neighborhood is also popular for corporate campuses, major shopping centers and upscale single family residential communities.

■
The subject site is zoned C-3, Commercial Gateway Corridor and may be developed with a variety of commercial uses. The site has frontage along the northbound I-10 frontage road, but access is considered to be only average as northbound traffic on I-10 must exit prior to Loop 1604 in order to access the property. Similarly, southbound traffic on I-10 must exit to the Loop 1604 frontage road past the property, loop under the interchange of the two freeways and proceed back to the northbound I-10 frontage road in order to access the property.

■
The scope of work includes the valuation of the vacant land only and specifically does not consider any improvements, such as outdoor advertising signboards. The sales comparison approach was utilized to value the land. This is the only applicable method. This technique compares the subject tract to other comparable vacant land parcels that have recently sold or are currently listed for sale. Local active brokers, appraisers and developers were interviewed and their comments were considered to develop an opinion of market value. The effective date of value is October 21, 2009.

Valuation of Western Properties, Inc. (continued)

Based on our analysis, the value of Western Properties, Inc. is between $3.8 million and $4.8 million

Valuation Summary of Western Properties, Inc.

■
Based upon comparative analysis and considering the comments of local market participants, the estimate of the current market value range for the subject site is from $8.00 to $10.00 per square foot of net useable land area, or from $3,830,000 to $4,790,000. This range is slightly above the $3,745,152 paid for property in December 2007 and considered reasonable given that the owner has negotiated and secured an additional acre of developable site area since the original purchase.

■
There have been no significant land transactions in the area for comparable property since the first quarter of 2008. The ongoing recession and credit crisis have created a pause in real estate development activity and, therefore, there are no recent transactions available to gauge the impact upon property values. It is our opinion that the impact on land values in San Antonio has been minimal thus far and that the subject neighborhood will be at the forefront of new development activity once the credit crisis is resolved and the recession abates.

■	Duff & Phelps also reviewed an appraisal dated August 26, 2009 prepared by Dugger, Canaday, Grafe, Inc., which valued the land at $4.1 million.

Valuation of Western Investments, Inc.

As shown in the second table on the right, the value of Western Acquisitions, LP is $15.0 million.

Summary of Western Acquisitions, LP

■	In order to value WEST’s interest in Western Acquisitions, LP, Duff & Phelps marked-to-market the publicly traded equity securities held by Western Acquisitions, LP.

■	The stock prices used in the mark-to-market analysis are closing prices as of October 21, 2009.

Western Acquisitions, LP
($ in thousands except per share amounts)

			Per Share
		Shares Held	Current Price
Holdings	Ticker	6.30.09	10.21.09	Market Value
Emerson Radio Corp.	MSN	120,503	$1.41	$170
Steak n Shake [1]	SNS	1,553,545	$11.14	$17,306
Total of Equity Positions		1,674,048		$17,476

1 Steak n Shake market cap as of 10.12.2009 is $334.2 million. Western Acquisition, LP ownership represents 5.4% of total market capitalization.
Source: WEST SEC filings.

■
Since WEST owns approximately 85% of Western Acquisitions, we multiplied the mark-to-market equity values by 85% in order to determine the equity value applicable to WEST. To that value, we added cash and other net assets to arrive at a Net Asset Value for Western Acquisitions, LP as summarized in the table below.

Western Acquisitions, LP - Valuation Summary
($ in thousands)

Marketable Securities (85.11% ownership of underlying securities)	$14,906
Plus: Cash [1]	2
Plus: Other Net Assets [1]	86
Net Asset Value - Western Acquisitions, LP	$14,994
1 Represents Western Sizzlin Corp.'s residual economic interest in Western Acquisitions, LP.

Valuation of Western Mustang Holdings LLC

Steps to Value Mustang Capital Advisors, LP

In order to value Mustang Capital Advisors, LP, Duff & Phelps used two steps:

Step I

■	Mustang Capital Partners I, LP and Mustang Capital Partners II, LP were valued by marking-to-market the publicly traded equity securities held in the respective portfolios.

The portfolio values of 100% Mustang Capital Partners I, LP and 100% of Mustang Capital Partners II, LP are summarized in the tables on the right.

Summary of Mustang Capital Partners I, LP and Mustang Capital Partners II, LP

■	In order to account for Mustang Capital Partners I, LP holding a large block of stock for O I Corp., a 10% discount for lack of marketability was applied.

■	The stock prices used in the mark-to-market analysis are closing prices as of October 21, 2009.

Mustang Capital Partners I, LP
($ in thousands except per share amounts)
			Per Share		Discount for
		Shares Held	Current Price		Lack of	Market Value
Portfolio Holdings	Ticker	6.30.09	10.21.09	Market Value	Marketability	Post Discounts
Chemung Financial Corp.	CHMG	16,039	$20.25	$325	0%	$325
Dycom Industries Inc.	DY	40,000	$11.08	$443	0%	$443
Furmanite Corp.	FRM	195,000	$3.99	$778	0%	$778
Hallmark Financial Services, Inc.	HALL	25,000	$8.25	$206	0%	$206
Jacobs Engineering Group Inc.	JEC	15,000	$45.79	$687	0%	$687
Matrix Service Co.	MTRX	44,000	$9.66	$425	0%	$425
O I Corp. [1]	OICO	214,155	$7.25	$1,553	10%	$1,397
Primoris Services Corp.	PRIM	6,200	$7.66	$47	0%	$47
Trinity Bank North America	TYBT	40,000	$28.40	$1,136	0%	$1,136
Team Inc.	TISI	43,961	$17.01	$748	0%	$748
US Bancorp	USB	17,500	$24.43	$428	0%	$428
Total of Equity Positions		656,855		$6,776		$6,620
1 Mustang Capital Partners I, LP ownership represents 9% of total market cap.

Mustang Capital Partners II, LP
($ in thousands except per share amounts)
			Per Share		Discount for
		Shares Held	Current Price		Lack of	Market Value
Portfolio Holdings	Ticker	6.30.09	10.21.09	Market Value	Marketability	Post Discounts
Chemung Financial Corp.	CHMG	6,569	$20.25	$133	0%	$133
Dycom Industries Inc.	DY	10,000	$11.08	$111	0%	$111
Furmanite Corp.	FRM	55,000	$3.99	$219	0%	$219
Hallmark Financial Services, Inc.	HALL	7,500	$8.25	$62	0%	$62
Jacobs Engineering Group Inc.	JEC	5,000	$45.79	$229	0%	$229
Matrix Service Co.	MTRX	11,158	$9.66	$108	0%	$108
O I Corp. [1]	OICO	58,994	$7.25	$428	0%	$428
Trinity Bank North America	TYBT	35,000	$28.40	$994	0%	$994
Team Inc.	TISI	7,500	$17.01	$128	0%	$128
US Bancorp	USB	7,500	$24.43	$183	0%	$183
Total of Equity Positions		204,221		$2,594		$2,594
Source: WEST Management and Bloomberg.

Valuation of Western Mustang Holdings LLC (continued)

Steps to Value Mustang Capital Advisors, LP (continued)

Step II

■	Managed Accounts were valued on the basis of multiples of AUM by analyzing selected public company asset managers.

■	Since WEST has a 50.5% ownership interest in the General Partner of Mustang Capital Advisors, we applied multiples to 50.5% of the total managed accounts assets under management.

■	From this value, we added cash and money market investments and subtracted liabilities to arrive at an equity value for the managed accounts only.

The first table on the right summarizes the selected public company multiples.

The second table summarizes the analysis of the managed accounts.

Summary of Mustang Capital Advisors, LP Managed Accounts

Selected Public Company Analysis	October 21, 2009
($ in millions)

Company Information	Market Data			FINANCIAL PERFORMANCE							VALUATION MULTIPLES
Company Name	Stock Price	% of 52-Week High	Enterprise Value	LTM Revenue	AUM	AUM Growth	2009 EBITDA Growth	2010 EBITDA Growth	LTM Fees / AUM	LTM EBITDA Margin	EV / LTM EBITDA		EV / 2009 EBITDA		EV /2010 EBITDA		EV as a % of AUM
Affiliated Managers Group Inc.	$69.66	95.1%	$3,540	$894	$173,800	-28.7%	-37.0%	36.1%	0.5%	32.6%	12.2	x	13.5	x	9.9	x	2.04%
Alliancebernstein Holding L.P.	27.04	94.1	2,200	2,741	447,000	-37.6	-43.0	19.2	0.5	21.3	3.8		3.7		3.1		0.49
Blackrock, Inc.	233.81	98.8	10,261	4,393	1,373,160	-3.8	-11.3	74.7	0.3	36.7	6.4		6.2		3.6		0.75
Calamos Asset Management Inc.	13.23	89.2	36	295	27,032	-34.4	-39.2	30.7	0.8	38.1	NM		NM		NM		0.13
Cohen & Steers Inc.	23.61	92.2	782	128	16,320	-39.5	-68.2	113.6	0.7	17.3	35.3		39.1		18.3		4.79
Diamond Hill Investment Group Inc.	57.94	88.0	138	42	4,733	-13.7	NA	NA	0.8	26.1	12.5		NA		NA		2.91
Eaton Vance Corp.	29.46	96.1	3,650	886	143,712	-7.8	-28.0	39.2	0.5	28.4	14.5		13.4		9.7		2.54
Federated Investors, Inc.	25.83	95.0	2,773	1,225	401,804	20.5	-7.4	1.8	0.2	30.3	7.5		7.8		7.6		0.69
Franklin Resources Inc.	112.05	98.2	21,082	4,266	451,200	-22.2	-42.4	47.3	0.6	33.0	15.0		15.9		10.8		4.67
Gamco Investors, Inc.	47.12	85.6	1,109	202	21,366	-23.4	-20.9	26.9	0.8	32.6	16.9		16.3		12.8		5.19
Invesco Ltd.	22.79	95.1	9,614	2,635	388,700	-15.7	-34.7	55.0	0.5	18.6	19.7		18.5		11.9		2.47
Janus Capital Group Inc.	15.75	99.6	3,738	823	132,600	-30.9	-19.2	12.6	0.5	29.9	15.2		12.8		11.4		2.82
Legg Mason Inc.	31.71	94.1	6,018	2,916	656,900	-28.8	-33.8	18.2	-0.1	20.6	10.0		11.7		9.9		0.92
Pzena Investment Management, Inc	8.48	93.0	550	71	10,600	-42.7	-54.0	56.1	0.7	58.3	13.3		18.4		11.8		5.19
T. Rowe Price Group, Inc.	47.67	97.9	11,273	1,802	315,600	-18.6	-23.0	35.7	0.6	38.5	16.3		16.0		11.8		3.57
Waddell & Reed Financial Inc.	29.07	95.8	2,444	1,109	55,611	-20.7	-11.0	39.0	0.6	21.0	14.4		13.5		9.7		4.40
Westwood Holdings Group Inc.	36.85	83.4	229	9,614	8,203	5.9	NA	NA	0.4	33.9	14.7		NA		NA		2.79

	Mean	93.6%	$4,673	$2,002	$272,255	-20.1%	-31.5%	40.4%	0.5%	30.4%	14.2	x	14.8	x	10.2	x	2.73%
	Median	95.0%	$2,773	$1,109	$143,712	-22.2%	-33.8%	36.1%	0.5%	30.3%	14.4	x	13.5	x	10.4	x	2.79%

LTM = Latest Twelve Months
AUM = Assets Under Management
Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest) - (Cash & Equivalents)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Source: Bloomberg, Capital IQ, SEC filings

Selected Public Company Analysis - Mustang Capital Advisors, LP Managed Accounts
($000s)

Enterprise Valuation Multiples					Valuation Summary
	Public Company			Public Company				Company
Metric	Range			Median	Selected Multiple Range			Performance [1]	Enterprise Value Range

Assets Under Management [2]	0.13%	-	5.19%	2.79%	1.00%	-	2.00%	$22,862	$229	-	$457
					Enterprise Value Range				$230	-	$455
					Plus: Cash				0	-	0
					Plus: Money Market Investments				125	-	125
					Less Other Liabilities				(2)	-	(2)
					Equity Value of Managed Accounts				$350	-	$580

[1]	Represents 50.5% of Managed Accounts according to Western's ownership interest.
[2]	As indicated by WEST management, Assets Under Management include the receipt of an incremental $10 million in assets in August 2009.

Valuation of Western Mustang Holdings LLC (continued)

■
The General Partner of Mustang Capital Advisors, LP has an economic ownership of underlying securities of 4.18%. WEST has a 50.5% ownership interest in the General Partner, which equates to a 2.11% underlying economic ownership of the securities.

■	Thus, the values of Mustang Capital Partners I, LP and Mustang Capital Partners II, LP attributable to WEST is 2.11% of the mark-to-market value of the underlying securities.

As shown in the table on the right, the value range of Mustang Capital Advisors, LP is $545,000 to $775,000.

Summary of Mustang Capital Advisors, LP

Mustang Capital Advisors, LP - Valuation Summary [1]
($ in thousands)	Indicated Value Range
Mustang Capital Partners I, LP (2.11% economic ownership of underlying securities) [2]	$140	$140	$140
Mustang Capital Partners II, LP (2.11% economic ownership of underlying securities) [2]	54	54	54
Managed Accounts	350	465	580

Net Asset Value - Mustang Capital Advisors, LP	$545	$660	$775
1  On July 9, 2008, Western Sizzlin paid $1.25 million to acquire a 50.5% ownership in Mustang Capital Advisors, LP. The purchase price consisted of $300,000 in cash, $90,092 in transaction costs and 54,563 shares of WEST at a per share price of $15.68.
2  The General Partner of Mustang Capital Advisors, LP has an economic ownership of underlying securities of 4.18%. WEST has a 50.5% ownership interest in the General Partner, which equates to a 2.11% underlying economic ownership of the securities.

V.     Conclusion

Conclusion

The enterprise value range of WEST’s restaurant operations is $10.2 million to $12.2 million, which represents a multiple of LTM EBITDA of 5.0x to 6.0x.

As shown in the table on the right, we conclude that the range of stock prices for WEST is $10.50 to $11.60 per share excluding synergies and $12.50 to $14.10 per share including synergies.

Excluding the market value of Steak n Shake shares held by WEST and the tax liability on the gain on distribution of Steak n Shake shares, the aggregate equity value range for WEST is $20.8 million to $24.9 million, with a share price range of $7.30 to $8.80 per share including synergies.

Valuation Conclusion Summary
Equity Valuation Summary
($000s)	Indicative Value Range
Discounted Cash Flow Analysis	$11,200	$11,700	$12,900
Selected Public Company Analysis	9,200	10,300	11,400

Enterprise Value Range of Restaurant Operations	$10,200	$11,000	$12,200

Plus: Present Value of Proceeds from Joint Venture Payout	433	433	433
Plus: Marketable Securities	1,166	1,166	1,166
Plus: Value of Western Properties, Inc.	3,830	4,310	4,790
Plus: Net Asset Value of Western Investments, Inc.	14,994	14,994	14,994
Plus: Net Asset Value of Western Mustang Holdings LLC	545	660	775
Plus: Cash [1]	1,241	1,241	1,241
Plus: Notes Receivable [1]	628	628	628
Plus: PV of Tax Benefit of Amortization	-	189	377
Plus: PV of NOL Tax Benefit	254	260	267
Less: Potential Tax Liability Exposure [2]	-	(200)	(400)
Less: Total Debt [1]	(3,074)	(3,074)	(3,074)
Less: Linnartz Purchase Obligation [3]	(479)	(479)	(479)

Aggregate Equity Value (rounded)	$29,700	$31,100	$32,900

Shares Outstanding (in 000s as of 10.21.2009) [4]		2,838

Equity Value per Share	$10.50	$11.00	$11.60

Value of Synergies	5,800	6,500	7,200

Value of Synergies per Share	$2.04	$2.29	$2.54
Equity Value (plus Synergies) per Share	$12.50	$13.30	$14.10

Proposed Transaction Structure
Aggregate Equity Value (plus Synergies)	$35,500	$37,600	$40,100
Less: Equity Value of Steak n Shake Shares [5]	(14,736)	(14,736)	(14,736)
Less: Tax Liability on Gain on Distribution of Steak n Shake Shares [6]	-	(248)	(496)
Aggregate Equity Value (plus Synergies) excluding Steak n Shake (rounded)	$20,800	$22,600	$24,900

Equity Value (plus Synergies) per Share excluding Steak n Shake	$7.30	$8.00	$8.80
[1]	Balance as of 6.30.2009 per WEST SEC filings.
[2]	Potential exposure results from an understatement of tax liability because previous 382 limitations were not properly considered when the tax returns were filed.
[3]	Represents the cash portion of the Linnartz Purchase Obligation that was created from the acquisition of 50.5% interest in Mustang Capital Advisors, LP and is a liability of WEST.
[4]	Fully diluted shares outstanding as of 10.21.2009.
[5]	Reflects 1,322,806 shares of Steak n Shake common stock at a share price of $11.14 as of 10.21.2009.
[6]	Represents WEST's tax liability on distribution of Steak n Shake shares up to a share price of $12.00 per share.

Appendix

A.     High Yield Analysis

High Yield Analysis

Overview
■	In analyzing the 14% interest rate on the Buyer Debentures, Duff & Phelps performed the following analyses:
–	Analyzed the at-issuance yields on high yield debt of issuers we deemed relevant.
–	Analyzed the current yields on high yield debt of issuers we deemed relevant.
–	Analyzed the Company’s expected financial leverage and debt coverage ratios pro forma for the Proposed Transaction.

■
Duff & Phelps compared certain financial metrics including size/liquidity, spread-to-treasury, leverage and coverage ratios of the Company, pro forma for the Proposed Transaction, to those of similarly situated companies with high yield debt in order to assess the reasonableness of the interest rate on the Buyer Debentures relative to the yield on high yield issuances of similar situated companies.

■	Based on our analysis, we determined that the pricing, in terms of the Buyer Debentures, is reasonable.

High Yield Analysis

High Yield IPO Analysis

Selected Public Company Market Yield Analysis - IPO Analysis
($ in millions)

Company Summary	Security Valuation							Credit Metrics														Size

Company	Coupon	Debt Rating	Original Issue Amount	Current Price	YTW as of 7/07/09	Term to Worst (yrs)	Spread to Treasury (bps)	MV Debt / LTM EBITDA		MV Debt + Op. Lease / LTM EBITDAR		MV Sr. Debt / LTM EBITDA		MV Sr. Debt + Op. Lease / LTM EBITDAR		EBITDA / Interest Expense		EBITDAR / Interest + Rent Expense		EBIT / Interest Expense		LTM Revenue	LTM EBITDA
Real Mex Restaurants, Inc.	14.00%	B-	$130	90.00	18.00%	3.49	1652	6.68	x	4.85	x	0.06	x	2.10	x	0.81	x	0.91	x	0.18	x	$501.9	$35.2

The Steak n Shake Co.					14.00%	5.00	1162	4.18	x	4.82	x	3.67	x	4.44	x	2.58	x	1.82	x	0.75	x	$619.5	$45.1

MV = Market Value
MVIC = Market Value of Equity + Market Value of Debt

Note: Market value of senior debt includes all debt senior to the security being analyzed in the capital structure. Senior debt includes capital leases.
(1): Spread to treasury utilizes an interpolated treasury curve.
Source: Capital IQ, Bloomberg, and SEC Filings.

High Yield Analysis

High Yield Secondary Analysis

Selected Public Company Market Yield Analysis - Current Market
($ in millions)

Company Summary	Security Valuation							Credit Metrics														Size

			Original				Spread to			MV Debt + Op.				MV Sr. Debt +		EBITDA /		EBITDAR /		EBIT /
			Issue	Current	YTW as of	Term to	Treasury	MV Debt /		Lease / LTM		MV Sr. Debt /		Op. Lease /		Interest		Interest +		Interest
Company	Coupon	Debt Rating	Amount	Price	10/21/09	Worst (yrs)	(bps)	LTM EBITDA		EBITDAR		LTM EBITDA		LTM EBITDAR		Expense		Rent Expense		Expense		LTM Revenue	LTM EBITDA
Carrols Corporation	9.00%	B-	$165	$100.38	8.65%	1.24	826	3.31	x	4.51	x	1.46	x	3.30	x	3.79	x	1.92	x	2.43	x	$815.2	$89.3
Dave & Buster's Inc.	11.25%	B-	$175	$102.25	10.15%	2.40	917	3.08	x	4.74	x	0.90	x	3.34	x	2.96	x	1.74	x	0.94	x	$524.6	$75.2
Denny's Corp.	10.00%	B-	$175	$102.75	6.45%	0.09	636	3.50	x	3.91	x	1.53	x	2.64	x	2.68	x	1.68	x	1.72	x	$695.6	$91.6
NPC International, Inc.	9.50%	CCC+	$175	$99.00	9.78%	4.53	738	4.47	x	4.68	x	2.70	x	3.39	x	2.98	x	1.94	x	1.54	x	$815.9	$97.7
O'Charley's Inc.	9.00%	B-	$125	$95.00	10.55%	4.03	861	1.83	x	3.55	x	0.13	x	2.38	x	4.59	x	2.17	x	1.34	x	$910.4	$70.0
OSI Restaurant Partners, LLC	10.00%	CCC	$309	$89.00	12.79%	5.65	1,013	7.38	x	6.12	x	6.13	x	5.51	x	1.44	x	1.18	x	0.14	x	$3,723.6	$200.5
Perkins & Marie Callender's Inc.	10.00%	CC	$189	$50.00	33.86%	3.95	3,189	5.60	x	5.77	x	2.92	x	4.50	x	0.63	x	0.78	x	0.19	x	$559.7	$35.1
Real Mex Restaurants, Inc.	14.00%	B-	$130	$106.13	9.95%	1.20	956	4.99	x	4.14	x	0.05	x	2.13	x	0.79	x	0.90	x	0.11	x	$486.4	$34.0
Sbarro Inc.	10.38%	CCC-	$150	$73.00	18.61%	5.28	1,621	8.09	x	5.84	x	4.38	x	4.66	x	1.37	x	1.09	x	0.74	x	$350.3	$36.5
Wendy's/Arby's Group, Inc.	6.20%	B-	$225	$95.50	7.36%	4.65	638	5.24	x	8.36	x	1.66	x	4.78	x	2.02	x	2.02	x	1.00	x	$2,983.6	$302.1

Mean			$182	$91.30	12.81%	3.30	1,140	4.75	x	5.16	x	2.19	x	3.66	x	2.33	x	1.54	x	1.01	x	$1,187	$103
Median			$175	$97.25	10.05%	3.99	889	4.73	x	4.71	x	1.60	x	3.36	x	2.35	x	1.71	x	0.97	x	$755	$82

Mean - excluding franchisees (2)			$185	$89.20	13.71%	3.41	1,229	4.96	x	5.30	x	2.21	x	3.74	x	2.06	x	1.45	x	0.77	x	$1,279	$106
Median - excluding franchisees (2)			$175	$95.25	10.35%	3.99	937	5.11	x	5.26	x	1.60	x	3.92	x	1.73	x	1.43	x	0.84	x	$628	$73

The Steak n Shake Co.					14.00%	5.00	1,160	4.18	x	4.82	x	3.67	x	4.44	x	2.58	x	1.82	x	0.75	x	$619	$45

MV = Market Value
MVIC = Market Value of Equity + Market Value of Debt
Note: Market value of senior debt includes all debt senior to the security being analyzed in the capital structure. Senior debt includes capital leases.
(1): Spread to treasury utilizes US treasury curve as of the latest pricing date for each individual security.
(2): Franchisees include Carrols Corporation and NPC International, Inc.
Source: Capital IQ, Bloomberg, and SEC Filings.